Via Facsimile and U.S. Mail
Mail Stop 6010

January 30, 2007

Mr. Steven R. Crim
President and Chief Executive Officer
American Safety Insurance Holdings Ltd.
44 Church Street
P.O. Box HM 2064
Hamilton, Bermuda HM HX

Re: **American Safety Insurance Holdings Ltd.**
       Form 10-K for Fiscal Year Ended December 31, 2005
       Filed on March 21, 2006
       File No. 001-14795

Dear Mr. Crim:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant